UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________________________
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
______________________________
ExactTarget, Inc.
(Name of Subject Company)
ExactTarget, Inc.
(Name of Persons Filing Statement)
______________________________
Common Stock, par value $0.0005 per share
(Title of Class of Securities)
30064K105
(CUSIP Number of Class of Securities)
______________________________
Scott D. Dorsey
Chief Executive Officer
ExactTarget, Inc.
20 North Meridian Street, Suite 200
Indianapolis, Indiana 46204
(317) 423-3928
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to

Howard B. Adler Christopher D. Dillon Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue N.W., Washington, DC 20036 (202) 955-8500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of a blog post by Company CEO Scott Dorsey relating to the proposed acquisition of ExactTarget, Inc. (the “Company”) by salesforce.com, inc. (“salesforce.com”) and Excalibur Acquisition Corp., a wholly owned subsidiary of salesforce.com (“Purchaser”) pursuant to the terms of an Acquisition Agreement, dated June 3, 2013, by and among the Company, salesforce.com and Purchaser.

The item referred to above was first used or made available on June 10, 2013. In addition, the information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on June 4, 2013 (including all exhibits attached thereto) are incorporated herein by reference.

Additional Information
The tender offer described in the communications below has not yet commenced and this report is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Company. At the time the tender offer is commenced, salesforce.com and Purchaser will file with the SEC a Tender Offer Statement on Schedule TO, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Company stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, the Company and salesforce.com file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the parties at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The parties’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements
The communications below contain “forward-looking statements,” relating to the acquisition of the Company by salesforce.com and Purchaser. All statements other than historical facts included in this report, including, but not limited to, statements regarding the timing and the closing of the transaction, the expected benefits of the transaction, prospective performance and future business plans, and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties’ expectations and projections. Risks and uncertainties include, among other things, uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many of the Company’s stockholders may tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to the Company; that the integration of the Company’s business into salesforce.com is not as successful as expected; the failure of salesforce.com to achieve the expected financial and commercial results from the transaction; other business effects, including effects of industry, economic or political conditions outside the Company’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in the companies’ periodic reports filed with the SEC including the factors set forth in the Company’s most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by salesforce.com and Purchaser, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this report. The Company undertakes no obligation to update the information provided herein. Additional information about the Company is available at www.exacttarget.com.

Blog Post by Company CEO Scott Dorsey
Earlier this week, salesforce.com Chairman and CEO Marc Benioff and I announced that we have entered into a definitive agreement under which salesforce.com will acquire ExactTarget. The response to the announcement has been tremendous, and it’s been great seeing so many share our excitement for how ExactTarget and salesforce.com will increase the value proposition for customers of both companies and deliver the marketing platform of choice for CMOs.
Since the announcement, I have received a tremendous amount of positive feedback from our clients and partners, and I wanted to follow up and address a few of the most frequently asked questions.
Will ExactTarget continue to support integrations with CRM systems other than Salesforce?
Yes, ExactTarget will continue to support integrations with CRM providers such as Microsoft Dynamics, Netsuite, SAP and SugarCRM. Since our founding, our commitment to providing industry-leading integrations with CRM and marketing technologies such as Adobe and Google has empowered marketers to create relevant and effective digital marketing. Our focus on providing CMOs a powerful digital marketing platform to integrate and aggregate data remains unchanged.
How will the cultures of the two companies combine?
Salesforce.com shares our passion for marketing, and their customer company vision aligns with our commitment to helping clients create closer relationships with their customers. While the two companies clearly have their own unique style, we are both driven by a shared commitment to our teams, our clients and have a laser focus on delivering the next generation of technology via the cloud. I am confident that together ExactTarget and salesforce.com will increase the value for customers of both companies and deliver innovations and world-class customer service with the same warmth and passion that have made us who we are today.Salesforce.com is an incredible company with world renowned technology and teams. Fortune named salesforce.com its Most Admired Company in Computer Software earlier this year, and the publication named salesforce.com #19 on its Best Places to Work list. Further, Forbes named salesforce.com its Most Innovative Company in 2012 and 2011.
Is this good for ExactTarget’s B2C customers?
Together salesforce.com and ExactTarget bring tremendous expertise in B2B and B2C technology. Salesforce powers many of today’s top consumer brands, including Activision, Burberry, CareerBuilder, Chipotle, and Financial Times, just to name a few. Look no further than their website to see the transformative work underway on the Salesforce platform. We believe ExactTarget’s expertise in digital marketing combined with salesforce.com
How will this affect your focus on innovation?
We’ve set a bold vision for growth and innovation, and we believe that this gets us there faster. Our teams share a passion for developing and delivering client-inspired products and solutions, and together, we believe we can further accelerate our combined level of innovation. By bringing ExactTarget’s industry-leading marketing automation and campaign management capabilities together with salesforce.com
It is an exciting time, and I am confident that this new chapter will provide our clients, partners and team members even greater resources and opportunity. Please know that we are committed to preserving the open, transparent and entrepreneurial Orange culture that has become a hallmark of ExactTarget. I will continue to provide updates throughout the process. The acquisition is still subject to shareholder approval and other customary closing conditions and is expected to close late in salesforce.com's second fiscal quarter, ending July 31, 2013.

Additional Information and Where to Find It
The transaction discussed in the communication above contemplates a first-step tender offer followed by a back-end merger. The tender offer has not yet commenced and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of ExactTarget. At the time the tender offer is commenced, salesforce.com will file with the SEC a Tender Offer Statement on Schedule TO, and ExactTarget will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. ExactTarget stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC's website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, ExactTarget and salesforce.com file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the parties at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The parties' filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.
Forward-Looking Statements
The communication above contains “forward-looking statements,” relating to the acquisition of ExactTarget by salesforce.com. All statements other than historical facts included in this communication, including, but not limited to, statements regarding the timing and the closing of the transaction, the expected benefits of the transaction, prospective performance and future business plans, and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties' expectations and projections. Risks and uncertainties include, among other things, uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many of ExactTarget's stockholders may tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to ExactTarget; that the integration of ExactTarget's business into salesforce.com is not as successful as expected; the failure of salesforce.com to achieve the expected financial and commercial results from the transaction; other business effects, including effects of industry, economic or political conditions outside the company's control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in the companies' periodic reports filed with the SEC including the factors set forth in ExactTarget's most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by salesforce.com, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by ExactTarget. These forward-looking statements reflect ExactTarget's expectations as of the date of this communication. ExactTarget undertakes no obligation to update the information provided herein. Additional information about ExactTarget is available at www.ExactTarget.com.